UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.7

LDK Solar Announces Pricing of Follow-on Public Offering of 16.52 million American Depositary Shares
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have announced the pricing of a follow-on offering of 16,520,000 American depositary shares, or ADSs, each representing one ordinary share, at a price to the public of $7.00 per ADS, with an additional 2,478,000 ADSs subject to the exercise by the underwriters of their over-allotment option in connection with the offering. We will receive all the net proceeds from this offering.
     We expect to use approximately $90.0 million of the net proceeds to pay down short-term debt and the remaining net proceeds to fund our polysilicon production plant and the expansion of the solar module business, and for general corporate purposes.
     Morgan Stanley and Citi are acting as joint bookrunners for the offering. Our F-3 registration statement (Registration No. 333-160110) is available and the final prospectus supplement will be available, each from the SEC website at www.sec.gov.
     A copy of the final prospectus supplement with the accompanying prospectus relating to the offering may be obtained by contacting: Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, New York, NY 10014; Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com or Citi, Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone toll-free at (800) 831-9146. This is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
     Our press release issued on December 18, 2009 is attached hereto as Exhibit 99.7.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: December 18, 2009

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